Exhibit 99.1

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2016

				(₹ in Crore except as stated)

		Quarter ended			Nine months ended
S. No.	Particulars	31.12.2016 (Unaudited)	30.09.2016 (Unaudited)	31.12.2015 (Unaudited)	31.12.2016 (Unaudited)	31.12.2015 (Unaudited)
1	Income from operations

	a) Sales / income from operations	8,948.78	7,046.10	7,236.95	23,576.85	23,322.94

	b) Other operating income	39.18	41.96	25.88	114.69	88.42

	Total income from operations	8,987.96	7,088.06	7,262.83	23,691.54	23,411.36

2	Expenses

	a) Cost of materials consumed	5,084.88	3,935.57	4,193.82	13,160.99	12,746.60

	b) Purchases of stock-in-trade	155.26	13.86	378.94	339.46	856.40

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(396.46)	77.16	(415.76)	(537.49)	7.93

	d) Employee benefits expense	168.42	171.76	147.62	542.54	442.60

	e) Depreciation and amortisation expense	310.51	317.46	273.66	930.18	815.59

	f) Power and fuel charges	1,152.82	990.95	979.19	3,165.54	3,382.68

	g) Exchange loss/(gain) - (net)	21.43	(20.50)	(5.30)	9.80	26.94

	h) Excise duty on sales	447.15	439.33	444.07	1,358.31	1,436.07

	i) Other expenses	978.90	663.61	601.72	2,421.74	1,737.69

	Total expenses	7,922.91	6,589.20	6,597.96	21,391.07	21,452.50

3	Profit from operations before other income, finance costs and exceptional items	1,065.05	498.86	664.87	2,300.47	1,958.86

4	Other income	584.79	197.61	1,128.08	833.44	2,211.15

5	Profit from ordinary activities before finance costs and exceptional items	1,649.84	696.47	1,792.95	3,133.91	4,170.01

6	Finance costs	1,000.31	971.12	840.73	2,878.82	2,580.39

7	Profit / (loss) from ordinary activities after finance costs but before exceptional items	649.53	(274.65)	952.22	255.09	1,589.62

8	Exceptional items	—	—	0.33	—	23.78

9	Profit / (loss) from ordinary activities before tax	649.53	(274.65)	951.89	255.09	1,565.84

10	Tax expense (including deferred tax and net of MAT credit entitlement)	1.28	—	1.23	1.28	8.02

11	Net Profit / (loss) for the period (A)	648.25	(274.65)	950.66	253.81	1,557.82

12	Net Profit / (loss) for the period before exceptional items	648.25	(274.65)	950.99	253.81	1,581.60

13	Other Comprehensive income / (loss) (B)	(10.30)	36.86	7.88	(47.89)	37.55

14	Total Comprehensive income / (loss) (A+B)	637.95	(237.79)	958.54	205.92	1,595.37

15	Paid-up equity share capital (face value of Re. 1 each)	296.50	296.50	296.50	296.50	296.50

16	Earnings/(Loss) per share after exceptional items (Rs.) (not annualised)

	-Basic	2.19	(0.93)	3.21	0.86	5.25

	-Diluted	2.19	(0.93)	3.21	0.86	5.25

17	Earnings/(Loss) per share before exceptional items (Rs.) (not annualised)

	-Basic	2.19	(0.93)	3.21	0.86	5.33

	-Diluted	2.19	(0.93)	3.21	0.86	5.33

		Quarter ended			Nine months ended
S. No.	Segment Information	31.12.2016 (Unaudited)	30.09.2016 (Unaudited)	31.12.2015 (Unaudited)	31.12.2016 (Unaudited)	31.12.2015 (Unaudited)
1	Segment Revenue
a)	Copper	4,752.74	4,201.11	4,125.03	13,245.27	13,944.70
b)	Iron Ore	1,448.25	529.13	571.43	2,988.40	1,525.02
c)	Aluminium	2,535.63	2,167.53	2,081.55	6,783.05	6,194.62
d)	Power	216.27	148.33	489.28	569.08	1,690.20

	Total	8,952.89	7,046.10	7,267.29	23,585.80	23,354.54

Less:	Inter Segment Revenue	4.11	—	30.34	8.95	31.60

	Net Sales/Income from Operations	8,948.78	7,046.10	7,236.95	23,576.85	23,322.94

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	386.68	315.93	596.05	1,129.72	1,650.03
b)	Iron Ore	427.92	75.27	49.74	814.47	118.86
c)	Aluminium	283.37	115.41	42.54	412.48	145.44
d)	Power	35.68	(7.32)	9.85	50.47	133.61

	Total	1,133.65	499.29	698.18	2,407.14	2,047.94

Less:	Finance costs	1,000.31	971.12	840.73	2,878.82	2,580.39
Add:	Other unallocable income net off expenses	516.19	197.18	1,094.77	726.77	2,122.07
Less:	Exceptional items	—	—	0.33	—	23.78

	Profit/(loss) before tax	649.53	(274.65)	951.89	255.09	1,565.84

3	Segment Assets
a)	Copper	8,668.82	7,899.40	7,324.29	8,668.82	7,324.29
b)	Iron Ore	3,138.49	2,950.92	3,052.49	3,138.49	3,052.49
c)	Aluminium	39,629.59	39,241.33	32,544.39	39,629.59	32,544.39
d)	Power	2,713.20	2,556.35	8,362.26	2,713.20	8,362.26
e)	Unallocated	50,585.96	49,341.00	37,702.44	50,585.96	37,702.44

	Total	104,736.06	101,989.00	88,985.87	104,736.06	88,985.87

4	Segment Liabilities
a)	Copper	12,343.68	11,825.30	12,371.91	12,343.68	12,371.91
b)	Iron Ore	1,196.97	853.83	856.67	1,196.97	856.67
c)	Aluminium	7,553.42	7,605.59	5,413.30	7,553.42	5,413.30
d)	Power	359.58	258.70	1,290.92	359.58	1,290.92
e)	Unallocated	43,918.20	42,199.68	32,792.27	43,918.20	32,792.27

	Total	65,371.85	62,743.10	52,725.07	65,371.85	52,725.07

The main business segments are (a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore including pig iron & metallurgical coke (c) Aluminium which consist of manufacturing of alumina and various aluminium products and (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Three units of 600 MW each at Jharsuguda have been converted from commercial power plant to captive power plant pursuant to an order of Orissa Electricity Regulatory Authority. Accordingly, the revenue, results, segment assets and segment liabilities of these plants have been disclosed as part of Aluminium segment with effect from April 1, 2016.

Notes:-

1	The above results of Vedanta Limited (“the Company”) for the quarter and nine months ended December 31, 2016 have been reviewed by the Audit Committee at its meeting held on February 13, 2017 and approved by the Board of Directors at their meeting held on February 14, 2017. The statutory auditors of the Company have carried out limited review of the same.

2	The Company adopted Indian Accounting Standard (“Ind AS”) and accordingly these financial results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34 Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder. The date of transition to Ind AS is April 1, 2015. The impact of transition has been accounted for in opening reserves and the comparative period has been restated accordingly. However, the opening balance sheet as at April 1, 2015 and the results for the subsequent periods would get finalised along with the annual financial statements for the year ended March 31, 2017.

3	On July 22, 2016, Vedanta Limited and Cairn India Limited revised the terms of the proposed merger between Vedanta Limited and Cairn India Limited which was initially announced on June 14, 2015. As per the revised terms, upon the merger becoming effective, non-controlling i.e. public shareholders of Cairn India will receive for each equity share held, one equity share in Vedanta Limited of face value ₹ 1 each and four 7.5% Redeemable Preference Shares in Vedanta Limited with a face value of ₹ 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India Limited.

NSE and BSE have provided their ‘No Objection’ to the proposed merger and shareholders of Vedanta Limited, Cairn India Limited and Vedanta Resources Plc and the secured and unsecured creditors of Vedanta Limited have approved the Scheme with requisite majority. The Scheme is now subject to the approval of the National Company Law Tribunal and other regulatory authorities.

4	Reconciliation of net profit as per erstwhile Indian GAAP as previously reported and IND AS is as follows:

₹ in Crore

S. No.	Particulars	Quarter ended 31.12.2015
1	Net profit as per erstwhile Indian GAAP	967.72
2	Adjustments
	Depreciation on Fair Valuation of certain items of Property, Plant & Equipment	(15.37)
	Major overhaul cost capitalized (net of depreciation)	(1.97)
	Other Adjustments	0.28
3	Net profit as per Ind AS	950.66

4	Add: Other Comprehensive Income	7.88

5	Total Comprehensive Income as per Ind AS	958.54

5	Previous period figures have been regrouped / rearranged, wherever necessary, to confirm to current period presentation.

By Order of the Board

Place : Gurugram	Thomas Albanese
Dated : February 14, 2017	Chief Executive Officer & Whole Time Director

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2016

(₹ in Crore except as stated)

		Quarter ended			Nine months ended
S. No.	Particulars	31.12.2016 (Unaudited)	30.09.2016 (Unaudited)	31.12.2015 (Unaudited)	31.12.2016 (Unaudited)	31.12.2015 (Unaudited)
1	Income from operations

	a) Sales / income from operations	20,295.98	16,583.72	15,655.89	52,115.78	50,856.29

	b) Other operating income	97.05	193.96	75.59	364.08	352.25

	Total income from operations	20,393.03	16,777.68	15,731.48	52,479.86	51,208.54

2	Expenses

	a) Cost of materials consumed	6,077.58	4,864.26	5,138.29	15,909.45	15,807.47

	b) Purchases of stock-in-trade	93.77	25.29	294.70	547.76	636.63

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(775.34)	(95.30)	(255.20)	(1,362.41)	52.51

	d) Employee benefits expense	618.83	550.75	644.84	1,748.06	1,924.48

	e) Depletion, depreciation and amortisation expense	1,520.25	1,528.85	1,719.95	4,563.00	4,767.59

	f) Power and fuel charges	2,781.73	2,258.84	2,140.57	7,247.33	7,142.19

	g) Exchange loss/(gain) - (net)	116.90	(4.22)	—	179.50	—

	h) Excise duty on sales	975.95	918.08	861.23	2,766.10	2,777.63

	i) Other expenses	4,624.08	3,592.60	3,672.00	11,457.55	11,215.84

	Total expenses	16,033.75	13,639.15	14,216.38	43,056.34	44,324.34

3	Profit from operations before other income, finance costs and exceptional items	4,359.28	3,138.53	1,515.10	9,423.52	6,884.20

4	a) Other income	1,032.90	1,252.08	1,000.90	3,400.37	3,311.19

	b) Exchange gain - (net)	—	—	1.66	—	7.08

5	Profit from ordinary activities before finance costs and exceptional items	5,392.18	4,390.61	2,517.66	12,823.89	10,202.47

6	Finance costs	1,508.22	1,450.28	1,397.49	4,351.56	4,216.05

7	Profit from ordinary activities after finance costs but before exceptional items	3,883.96	2,940.33	1,120.17	8,472.33	5,986.42

8	Exceptional items	—	—	8.39	—	139.35

9	Profit from ordinary activities before tax	3,883.96	2,940.33	1,111.78	8,472.33	5,847.07

10	Tax expense (including deferred tax and net of MAT credit entitlement)	896.81	662.34	49.22	2,050.50	1,133.77

11	Net profit for the period	2,987.15	2,277.99	1,062.56	6,421.83	4,713.30

12	Share of (loss) / profit of jointly controlled entities and associates	(2.04)	0.21	0.09	(1.83)	(0.04)

13	Minority interest	1,118.83	1,026.07	654.07	2,686.57	2,392.88

14	Net profit after taxes, minority interest and share in jointly controlled entities and associates	1,866.28	1,252.13	408.58	3,733.43	2,320.38

15	Net profit after taxes, minority interest and share in profit of jointly controlled entities and associates but before exceptional items	1,866.28	1,252.13	411.75	3,733.43	2,415.06

16	Other Comprehensive income	307.98	208.53	(394.16)	696.10	(923.53)

17	Share of Minority interest in Other Comprehensive income	238.79	(94.36)	41.89	425.53	627.66

18	Total Comprehensive income after minority interest	1,935.47	1,555.02	(27.47)	4,004.00	769.19

19	Paid-up equity share capital (Face value of Re. 1 each)	296.50	296.50	296.50	296.50	296.50

20	Earnings per share after exceptional items (Rs.) (not annualised)

	-Basic	6.29	4.22	1.38	12.59	7.83

	-Diluted	6.29	4.22	1.38	12.59	7.83

21	Earnings per share before exceptional items (Rs.) (not annualised)

	-Basic	6.29	4.22	1.39	12.59	8.15

	-Diluted	6.29	4.22	1.39	12.59	8.15

					(₹ in Crore)

		Quarter ended			Nine months ended
S. No.	Segment Information	31.12.2016 (Unaudited)	30.09.2016 (Unaudited)	31.12.2015 (Unaudited)	31.12.2016 (Unaudited)	31.12.2015 (Unaudited)
1	Segment Revenue
a)	Oil & Gas	2,149.36	2,038.59	2,039.68	6,073.06	6,908.74
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	4,845.25	3,269.46	3,252.16	10,468.85	10,637.12
	(ii) Silver - India	482.96	481.55	398.19	1,324.88	1,064.37
	(iii) Zinc - International	587.50	684.32	430.55	1,725.73	2,000.83

	Total	5,915.71	4,435.33	4,080.90	13,519.46	13,702.32
c)	Iron Ore	1,449.10	528.72	572.18	2,989.01	1,526.10
d)	Copper	5,440.07	4,952.50	4,812.44	15,325.00	16,288.33
e)	Aluminium	3,857.94	3,287.68	3,028.42	10,183.14	9,104.85
f)	Power	1,532.26	1,383.93	1,214.92	4,099.53	3,671.42
g)	Others	15.03	33.37	45.15	82.43	146.36

	Total	20,359.47	16,660.12	15,793.69	52,271.63	51,348.12

Less:	Inter Segment Revenue	63.49	76.40	137.80	155.85	491.83

	Net sales/income from operations	20,295.98	16,583.72	15,655.89	52,115.78	50,856.29

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	346.38	258.19	(235.11)	574.25	396.21
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,132.63	1,423.55	962.10	4,137.72	3,875.01
	(ii) Silver - India	380.20	376.04	316.24	1,041.41	830.11
	(iii) Zinc - International	176.33	307.73	(142.61)	705.99	131.55

	Total	2,689.16	2,107.32	1,135.73	5,885.12	4,836.67
c)	Iron Ore	432.55	64.43	27.28	830.89	41.40
d)	Copper	393.89	323.95	538.02	1,101.73	1,507.05
e)	Aluminium	366.00	151.92	3.22	525.47	(152.46)
f)	Power	308.50	247.20	163.57	805.97	486.79
g)	Others	(13.15)	0.09	19.28	(11.76)	56.41

	Total	4,523.33	3,153.10	1,651.99	9,711.67	7,172.07

Less:	Finance costs	1,508.22	1,450.28	1,397.49	4,351.56	4,216.05
Add:	Other unallocable income net off expenses	868.85	1,237.51	865.67	3,112.22	3,030.40

	Profit before tax and exceptional items	3,883.96	2,940.33	1,120.17	8,472.33	5,986.42

Less:	Exceptional items	—	—	8.39	—	139.35

	Profit before tax	3,883.96	2,940.33	1,111.78	8,472.33	5,847.07

					(₹ in Crore)

		Quarter ended			Nine months ended
S. No.	Segment Information	31.12.2016 (Unaudited)	30.09.2016 (Unaudited)	31.12.2015 (Unaudited)	31.12.2016 (Unaudited)	31.12.2015 (Unaudited)
3	Segment assets
a)	Oil & Gas	18,255.86	19,004.71	33,529.40	18,255.86	33,529.40
b)	Zinc, Lead and Silver
	(i) Zinc - India	16,645.96	15,830.04	14,934.50	16,645.96	14,934.50
	(ii) Zinc - International	3,355.97	3,042.20	2,563.89	3,355.97	2,563.89

	Total	20,001.93	18,872.24	17,498.39	20,001.93	17,498.39
c)	Iron Ore	5,199.86	5,042.83	5,889.71	5,199.86	5,889.71
d)	Copper	9,521.16	8,570.10	8,493.89	9,521.16	8,493.89
e)	Aluminium	51,874.64	51,439.82	43,751.23	51,874.64	43,751.23
f)	Power	19,098.98	18,914.80	24,562.75	19,098.98	24,562.75
g)	Others	603.79	615.77	635.77	603.79	635.77
h)	Unallocated	65,894.64	66,867.08	74,629.01	65,894.64	74,629.01

	Total	190,450.86	189,327.35	208,990.15	190,450.86	208,990.15

4	Segment liabilities
a)	Oil & Gas	5,685.57	5,997.09	6,515.84	5,685.57	6,515.84
b)	Zinc, Lead and Silver
	(i) Zinc - India	3,479.47	3,653.29	2,966.76	3,479.47	2,966.76
	(ii) Zinc - International	732.04	690.01	771.72	732.04	771.72

	Total	4,211.51	4,343.30	3,738.48	4,211.51	3,738.48
c)	Iron Ore	1,309.52	994.80	940.58	1,309.52	940.58
d)	Copper	12,810.38	12,170.75	12,518.90	12,810.38	12,518.90
e)	Aluminium	11,319.75	11,334.70	7,199.61	11,319.75	7,199.61
f)	Power	2,179.19	2,192.25	4,744.36	2,179.19	4,744.36
g)	Others	59.01	53.95	64.32	59.01	64.32
h)	Unallocated	67,306.07	69,115.10	78,346.53	67,306.07	78,346.53

	Total	104,881.00	106,201.94	114,068.62	104,881.00	114,068.62

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore including pig iron, metallurgical coke (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment represents port/berth. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Three units of 600 MW each at Jharsuguda and 1 unit of 270 MW at Balco, Korba have been converted from commercial power plant to captive power plant, pursuant to an order of Orissa Electricity Regulatory Authority and increased inhouse demand respectively. Accordingly, the revenue, results, segment assets and segment liabilities of these plants have been disclosed as part of Aluminium segment effective April 1, 2016.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, Jointly controlled entities, Associate entities, for the quarter and nine months ended December 31, 2016 have been reviewed by the Audit Committee at its meeting held on February 13,2017 and approved by the Board of Directors at their meeting held on February 14,2017. The statutory auditors of the Company have carried out a limited review of the same.

2	The Company adopted Indian Accounting Standard (“Ind AS”) and accordingly these financial results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34 Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder. The date of transition to Ind AS is April 1, 2015. The impact of transition has been accounted for in opening reserves and the comparative period has been restated accordingly. However, the opening balance sheet as at April 1, 2015 and the results for the subsequent periods would get finalised along with the annual financial statements for the year ending March 31, 2017.

3	On July 22, 2016, Vedanta Limited and Cairn India Limited revised the terms of the proposed merger between Vedanta Limited and Cairn India Limited which was initially announced on June 14, 2015. As per the revised terms, upon the merger becoming effective, non-controlling i.e. public shareholders of Cairn India will receive for each equity share held, one equity share in Vedanta Limited of face value ₹ 1 each and four 7.5% Redeemable Preference Shares in Vedanta Limited with a face value of ₹ 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India Limited.

NSE and BSE have provided their ‘No Objection’ to the proposed merger and shareholders of Vedanta Limited, Cairn India Limited and Vedanta Resources Plc and the secured and unsecured creditors of Vedanta Limited have approved the Scheme with requisite majority. The Scheme is now subject to the approval of the National Company Law Tribunal and other regulatory authorities.

4	Reconciliation of net profit as per erstwhile Indian GAAP as previously reported and the Total Comprehensive Income as per Ind AS is as follows:

₹ in Crore

Particulars	Quarter ended 31.12.2015
Net profit as per erstwhile Indian GAAP	499.58
Adjustments
Effect of measuring investments at fair value	466.44

Effect of change in depletion, depreciation and amortisation expense due to change accounting policy - Oil and Gas business	(118.62)

Exploration cost capitalised due to change in accounting policy - Oil and Gas business	68.88
Reversal of goodwill amortised under Indian GAAP	216.19
Effect of change in foreign exchange fluctuation- Oil and Gas business	(96.43)
Capitalisation of stripping (mine waste removal cost) net of depreciation	10.69
Depreciation on fair valuation of certain items of plant and equipment assets	(15.39)
Difference in amortisation relating to port service concession arrangement	5.86
Effect of unwinding of discount on site restoration liability	(18.05)
Major overhaul cost capitalised (net of depreciation)	(10.36)
Actuarial loss recognised in OCI	(4.14)
Others	(51.27)
Deferred tax impact on above adjustments	162.94
Deferred tax on undistributed profits of subsidiaries	(53.76)

Net profit as per Ind AS (A)	1,062.56

Other Comprehensive income (B)	(394.16)
Total Comprehensive income as per Ind AS (A+B)	668.40

5	Previous period figures have been regrouped / rearranged, wherever necessary, to confirm to current period presentation.

By Order of the Board

Place : Gurugram	Thomas Albanese
Dated : February 14, 2017	Chief Executive Officer & Whole Time Director